

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

      Re: Arbor Realty Trust, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           File No. 001-32136
           Filed February 19, 2021

Dear Mr. Elenio:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction